UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For February 13, 2018

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
("Harmony" or the "Company")

Harmony obtains Section 11 approval - a significant step towards concluding the Moab Khotsong transaction

Johannesburg, Tuesday, 13 February 2018. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) is pleased to announce that the Department of Mineral Resources has granted consent in terms of section 11(2) of the Mineral and Petroleum Resources Development Act, 2002 (Act 28 of 2002), to cede the Moab Khotsong mining right to Harmony, fulfilling one of the most important conditions precedent towards the completion of the Moab Khotsong transaction.

“The approval confirms government’s support of the transaction which will enhance the quality of our asset portfolio and increase our profit margins”, said Peter Steenkamp, chief executive officer.

Ends.

For more details contact:

Lauren Fourie
Investor Relations Manager
+27 (0)71 607 1498 (mobile)

Marian van der Walt

Executive: Corporate and Investor Relations

+27 (0)82 888 1242 (mobile)

13 February 2018

JSE Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: February 13, 2018	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director